JP Morgan Aviation, Transportation & Industrials Conference March 9, 2016 Filed by Waste Connections, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 6 of the Securities Exchange Act of 1934, as amended Subject Company: Waste Connections, Inc. (Commission File No.: 001 - 31507) Commission File No. for Registration Statement on Form F - 4 filed by Progressive Waste Solutions Ltd.: 333 - 209896

Safe Harbor and Forward - Looking Information This presentation contains forward - looking statements (which include “forward - looking information” within the meaning of applicable Canadian securities laws ), including those regarding the proposed merger between Waste Connections and Progressive Waste . These forward - looking statements are not based on historical facts but instead reflect Progressive Waste's or Waste Connections’ respective management’s expectations, estimates or projections concerning future results or events . These forward - looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive Waste, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors . Although Waste Connections and Progressive Waste believe that the expectations reflected in such forward - looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company . Among the key factors that could cause actual results to differ materially from those projected in the forward - looking statements include the following : the ability to consummate the proposed transaction ; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule ; the ability of Waste Connections and Progressive Waste to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated ; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors ; changes in general economic, business and political conditions, including changes in the financial markets ; changes in applicable laws ; significant competition that Waste Connections and Progressive Waste face ; compliance with extensive government regulation ; and the diversion of management time on the proposed transactions . These forward - looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive Waste and market conditions . This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive Waste with the U . S . Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10 - Q and its annual report on Form 10 - K for the year ended December 31 , 2015 , and Progressive Waste’s quarterly reports on Form 6 - K and its year - end report for the year ended December 31 , 2015 , as well as in Progressive Waste’s filings with the Canadian securities regulators . Waste Connections and Progressive Waste wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward - looking statement made by or on behalf of Waste Connections or Progressive Waste . Neither Waste Connections nor Progressive Waste undertakes any obligation to update forward - looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws . 2

Additional Information and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . In connection with the transaction, Progressive Waste, as the parent company resulting from the transaction, intends to file with the SEC a registration statement on Form F - 4 that will include the joint proxy statement/prospectus of Waste Connections and Progressive Waste, Progressive Waste’s information circular in respect of the meeting of its shareholders to approve the issuance of the merger consideration, and other relevant documents to be mailed by Waste Connections and Progressive Waste to their respective security holders in connection with the proposed transaction between Waste Connections and Progressive Waste . Progressive Waste’s information circular will also be filed with the Canadian securities regulators . WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, AND THE INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Waste Connections, Progressive Waste and the proposed transaction . Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www . sec . gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www . sedar . com . In addition, a copy of the registration statement on Form F - 4 and joint proxy statement/prospectus and information circular (when it becomes available) may be obtained free of charge from Progressive Waste’s internet website for investors at http : //investor . progressivewaste . com, and from Waste Connections’ investor relations website at http : //wasteconnections . investorroom . com . Investors and security holders may also read and copy any reports, statements and other information filed by Waste Connections or Progressive Waste, with the SEC, at the SEC public reference room at 100 F Street, N . E . , Washington, D . C . 20549 . Please call the SEC at 1 - 800 - SEC - 0330 or visit the SEC’s website for further information on its public reference room . 3

Participants in the Solicitation of Votes Waste Connections or Progressive Waste, as applicable, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for their respective security holder approvals to be obtained for the proposed transaction . Information regarding Progressive Waste’s directors and executive officers is available in its management information circular filed by Progressive Waste on SEDAR at www . sedar . com on April 10 , 2015 in connection with its 2015 annual meeting of shareholders, and information regarding Waste Connections’ directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2 , 2015 in connection with its 2015 annual meeting of stockholders . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus, Progressive Waste’s registration statement and information circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available . 4

5 WCN: INVESTMENT HIGHLIGHTS  Third largest solid waste and leading oilfield waste company in the U.S.  ~$10 billion enterprise value; $5 billion assets; 7,000 employees  Differentiated strategy  Only company focused on secondary and exclusive markets  Well - positioned in cash generative E&P waste disposal market  Differentiated results  Sector - leading EBITDA, EBIT and free cash flow margins  Sector - leading conversion of EBITDA to free cash flow  Well positioned for additional strategic growth opportunities  ‘BBB+/BBB’ rated => tremendous access to low cost growth capital  Proven management team creating substantial stockholder value  About 2x the TSR of WM and RSG and almost 3x the TSR of the S&P 500 over the past decade

6 OUR DIFFERENTIATED STRATEGY  Success in solid waste industry is driven by:  Market selection  Asset and contractual positioning  Execution at the local level Our Focus:  Exclusive markets  Vertically integrated or non - integrated  Competitive markets  Secondary markets with high collection market share  Vertically integrated or disposal neutral Strategic Implications:  Lower customer churn rates => comparably better price + volume growth  Not dependent on behavior or execution of other national players  Resilient in a weak economy; levered to improving economy  Collection => more profitable and with higher barriers to entry

7 TARGETING ATTRACTIVE MARKETS Integrated Operations Non - Integrated Operations Exclusive Markets: - #1 EBITDA margin - #1 EBIT margin - #1 FCF margin - #1 ROA - #3 EBITDA margin - #2(tie) EBIT margin - #2 FCF margin - #2 ROA Competitive Markets: - #2 EBITDA margin - #2(tie) EBIT margin - #3 FCF margin - #3 ROA - #4 EBITDA margin - #4 EBIT margin - #4 FCF margin - #4 ROA 90+% of WCN Solid Waste Note: Rankings reflect relative attractiveness to WCN Attractive if High Mkt Share & Disposal Neutral

8 WCN: COMPARATIVE METRICS 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 2013 2014 2015 Price Growth WM RSG WCN - 2.0% - 1.5% - 1.0% - 0.5% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 2013 2014 2015 Volume Growth WM RSG WCN ■ 2015 Price + Volume Growth: ■ Waste Connections => 4.8% ■ Republic Services => 2.0% ■ Waste Management => - 1.3%

9 WCN: COMPARATIVE METRICS (cont.) ■ 2015 EBITDA to Free Cash Flow Conversion: ■ Waste Connections => 48% ■ Waste Management => 37% ■ Republic Services => 29% 22.0% 24.0% 26.0% 28.0% 30.0% 32.0% 34.0% 36.0% 2013 2014 2015 Adjusted EBITDA* as % of Revenues WM RSG WCN 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 2013 2014 2015 Adjusted FCF* as % of Revenues WM RSG WCN * Non - GAAP measures, as defined by companies, excluding divestitures.

10 Serving almost 3 million customers in 32 states WCN: CURRENT FOOTPRINT

11 WCN: FINANCIAL HIGHLIGHTS $0 $50 $100 $150 $200 $250 $300 $350 $400 2011 2012 2013 2014 2015 2016e $ Millions Adjusted Free Cash Flow* FCF FCF as % of Revenue 25.0% 27.0% 29.0% 31.0% 33.0% 35.0% $250 $375 $500 $625 $750 2011 2012 2013 2014 2015 2016e $ Millions Adjusted EBITDA* EBITDA EBITDA as % of Revenue $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 2011 2012 2013 2014 2015 2016e Adjusted FCF/Share* FCF/share $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 $2,200 2011 2012 2013 2014 2015 2016e $ Millions Revenue ___________________________________________________ 2016e based reflects midpoint of February 9, 2016 guidance. * A Non - GAAP measure; see appendix for reconciliation tables.

12 WCN: LONG - TERM OUTPERFORMANCE

13 WCN + BIN: A COMPELLING COMBINATION

14 COMPELLING FOR SHAREHOLDERS  Brings together complementary footprints under WCN’s proven management team with long - term record of shareholder value creation  Retains WCN’s commitment to differentiated strategy  Combined year 1 revenue of $4+ billion, adjusted EBITDA between $1.25 billion and $1.3 billion, and more than $625 million of adjusted FCF  Excludes impact of any divestitures and/or asset swaps  Expected to generate approximately $50 million in SG&A cost savings and additional upside from longer - term safety and operational improvements  More than 20% accretion in year 1 adjusted FCF per share  Stock - for - stock transaction maintains strong credit profile and flexibility to fund future growth opportunities and return of capital to shareholders  S&P and Fitch reaffirmed ‘BBB+’ and ‘BBB’ ratings, respectively

15  Stock - for - stock combination  70% owned by WCN stockholders; 30% BIN shareholders  Expect dual listing on NYSE and TSX under ticker symbol ‘WCN’  Closing expected Q2’16, subject to customary closing conditions  Combined company to be led by current WCN management team  Board to include the five current members of WCN Board and 2 from BIN  Structured as reverse merger with BIN (to be renamed Waste Connections) as the surviving entity  Taxable to WCN stockholders  Expect to divest 15% - 20% of BIN’s U.S. revenue to maintain WCN’s strategic differentiation WCN + BIN COMBINATION

16 COMPLEMENTARY FOOTPRINT 16 Legend Corporate HQ Regional HQ/Office Collection Transfer Disposal / Landfill Recycling Intermodal E&P Transfer E&P Processing & Disposal

17

18 2015 FINANCIAL HIGHLIGHTS  Revenue: $2.12 billion  Solid waste strength  4.8% price + volume growth  2.6% Price  2.2% Volume => collection and disposal trends above expectations  Adjusted EBITDA*: $710.6 million, or 33.6% of revenue  180bps margin improvement in solid waste  Solid waste outperformance => overcame almost all of the 30% decline in higher margin E&P waste revenue  F ree cash flow*: $343.0 million  16.2% of revenue, up almost 75bps YoY  48% conversion of EBITDA to FCF  Leverage ratio at year end: 2.9x Debt/EBITDA * Non - GAAP measures

19 2015 FINANCIAL HIGHLIGHTS (cont’d)  Completed solid waste acquisitions totaling $90 million annualized revenue in 2H’15  $ 75 million revenue new market acquisition in Illinois, with leading collection position in several suburban and rural markets, integrated operations with two landfills, and several long - term municipal contracts  New market integrated acquisition in Minnesota and tuck - in hauling acquisitions in CA, OR and TX  Returned $157 million to stockholders via dividends and buybacks, up 137% YoY  Repurchased approximately two million shares  Increased cash dividend 11.5% in October, our fifth consecutive double - digit annual increase since commencing in 2010

20 2016 OUTLOOK (as of February 9 th )  Outlook excludes any impact from BIN combination or other acquisitions completed in 2016  Revenue: $2.2 billion – $2.22 billion  Solid waste: price + volume growth between 4.0% and 4.5%  E&P waste: approximately $150 million  Adjusted EBITDA*: approximately $750 million, or 33.9% of revenue  Up 30bps YoY  Free Cash Flow*: $367 million  16.6% of revenue, up 40bps year over year  49% conversion of EBITDA to FCF *Non - GAAP measures

21 NON - GAAP RECONCILIATION SCHEDULES

NON-GAAP RECONCILIATION SCHEDULE

(in thousands, except share and per share amounts)

Adjusted EBITDA*	2011	2012	2013	2014	2015	2016e
Net Income (loss)	166,171	159,660	196,005	233,327	(94,694)	241,245
Plus (less): Income tax provision (benefit)	106,958	105,443	124,916	152,335	(31,592)	156,055
Plus: Interest Expense	44,520	53,037	73,579	64,674	64,236	66,000
Plus: Depreciation and Amortization	167,100	193,584	243,864	257,944	269,434	281,775
Plus: Closure and post-closure accretion	1,967	2,581	2,967	3,627	3,978	4,420
Plus: Impairments and other operating items	1,657	1,627	4,129	4,091	494,492	
Less/Plus: Other expense (income), net	(587)	(1,993)	(1,056)	(1,067)	518	500
Gain from litigation settlement		(3,551)				
Adjustments:						
Plus: Acquisition-related costs	1,744	6,415	1,946	2,147	4,235	
Plus: Corporate relocation expenses	83	8,031	750			
Plus: Loss of prior office leases			9,902			
Plus: NEO equity grants		3,585				
Adjusted EBITDA*	489,613	528,419	657,002	717,078	710,607	749,995
Revenues	1,505,366	1,661,618	1,928,795	2,079,166	2,117,287	2,210,000
Adjusted EBITDA* as % of Revenues	32.5%	31.8%	34.1%	34.5%	33.6%	33.9%

*Adjusted EBITDA, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. Other companies may calculate differently.

NON-GAAP RECONCILIATION SCHEDULE

(in thousands, except share and per share amounts)

Adjusted Free Cash Flow*	2011	2012	2013	2014	2015	2016e
Net cash provided by operating activities	388,170	416,327	484,061	545,077	576,999	596,700
Plus/Less: Change in book overdraft	(227)	398	(110)	(11)	(89)	-
Plus: Proceeds from disposal of assets	4,434	2,741	11,019	9,421	2,883	-
Plus: Excess tax benefit associated with equity-based compensation	4,763	5,033	3,765	7,518	2,069	-
Less: Capital Expenditures	(141,924)	(153,517)	(209,874)	(241,277)	(238,833)	(230,000)
Less: Distributions to noncontrolling interests	(675)	(198)	(198)	(371)	(42)	(800)
Adjustments:						
Payment of contingent consideration recorded in earnings			5,059	1,074		
Payment for termination of corporate lease			9,690			
Corporate office relocation		8,031	2,159			
Tax effect		(3,056)	(3,992)			
Adjusted Free Cash Flow*	254,541	275,759	301,579	321,431	342,987	365,900
Revenues	1,505,366	1,661,618	1,928,795	2,079,166	2,117,287	2,210,000
Adjusted EBITDA*	489,613	528,419	657,002	717,078	710,607	749,995
Free Cash Flow* as a % of Revenues	16.9%	16.6%	15.6%	15.5%	16.2%	16.6%
Free Cash Flow* as a % of Adjusted EBITDA*	52.0%	52.2%	45.9%	44.8%	48.3%	48.8%
Diluted shares outstanding	113,583,486	121,824,349	124,165,052	124,787,421	123,491,931	121,750,000
Free Cash Flow* Per Share	$ 2.24	$ 2.26	$ 2.43	$ 2.58	$ 2.78	$ 3.01

*Adjusted free cash flow, free cash flow as a % of revenue, free cash flow per share and adjusted EBITDA, non-GAAP financial measures, are provided supplementally because they are widely used by investors as valuation and liquidity measures. Other companies may calculate these metrics differently.

CORPORATE HEADQUARTERS 3 Waterway Square Place, Suite 110 The Woodlands, TX 77380 (832) 442 - 2200 http://wasteconnections.investorroom.com INVESTOR RELATIONS Worthing Jackman, EVP CFO Mary Anne Whitney, VP Finance Phone : (832) 442 - 2266 Phone : (832) 442 - 2253 worthingj@wasteconnections.com maryannew@wasteconnections.com